Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-3 of our report dated February 28, 2005 (which report expressed an unqualified opinion and included an explanatory paragraph as to changes in accounting principles in 2003 for asset retirement obligations, contracts involved in energy trading, derivative contracts not held for trading purposes, derivative contracts with a price adjustment feature, the consolidation of variable interest entities, and guarantees), relating to the financial statements of Virginia Electric and Power Company (a wholly-owned subsidiary of Dominion Resources, Inc.), appearing in the Annual Report on Form 10-K of Virginia Electric and Power Company for the year ended December 31, 2004 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Deloitte & Touche LLP

Richmond, Virginia

January 9, 2006